Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the U.K. or, if you reside elsewhere, another appropriately authorised financial adviser.

The registered office of Venator Materials PLC is Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD. Venator Materials plc is incorporated and registered in England and Wales under the Companies Act 2006 with registered number 10747130.

VENATOR MATERIALS PLC

A notice convening the 2022 Annual General Meeting of the Company is set out beginning on page 1 of this document.

THE 2022 ANNUAL GENERAL MEETING WILL BE HELD ON JUNE 6, 2022 AT 4:30 PM,

BRITISH SUMMER TIME, AT THE OFFICES OF VENATOR MATERIALS PLC AT TITANIUM

HOUSE, HANZARD DRIVE, WYNYARD PARK, STOCKTON-ON-TEES, UNITED KINGDOM,

TS22 5FD.

AN INVITATION FROM VENATOR’S LEADERSHIP

DEAR FELLOW SHAREHOLDER,

We are pleased to invite you to the 2022 annual general meeting of Venator Materials PLC (the “2022 AGM”), which this year will be held at the offices of Venator Materials PLC at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, United Kingdom, TS22 5FD on June 6, 2022 at 4:30 p.m., British Summer Time. The formal notice of the 2022 AGM (the “Notice of 2022 AGM”) immediately follows this invitation and contains the proposed resolutions to be passed by the shareholders of our company at the meeting.

It is important that you use this opportunity to take part in the affairs of our company by voting on the business to come before the 2022 AGM, and we urge you to read the formal notice of the 2022 AGM and the accompanying notes in full for additional information concerning the matters to be considered at the meeting.

PLEASE VOTE AS SOON AS POSSIBLE

We ask that you vote as soon as possible. You may vote by proxy via the Internet or by mail by following the instructions on the enclosed form of proxy, or in accordance with the information forwarded by your broker, bank or other holder of record. For detailed information regarding voting instructions, please refer to pages 4 to 9 of the accompanying formal notice of the 2022 AGM.

Thank you for your continued support, interest and investment in Venator Materials PLC.

Yours sincerely

Simon Turner

President and Chief Executive Officer

April 25, 2022

NOTICE OF 2022 ANNUAL GENERAL MEETING TABLE OF CONTENTS

NOTICE OF 2022 ANNUAL GENERAL MEETING

Notice is hereby given that the 2022 Annual General Meeting (the “AGM”) of Venator Materials PLC (the “Company”) will be held at the offices of the Company at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD on June 6, 2022 commencing at 4:30 p.m., British Summer Time, for the transaction of the business set forth below.

The Company has one class of ordinary shares. The holders of the ordinary shares are entitled to one vote per share on all matters that are subject to a shareholder vote.

This notice is being sent to you because, as of the close of business in New York on April 14, 2022, you have been determined to be a holder of ordinary shares of the Company.

All resolutions to be considered at the AGM will be proposed as ordinary resolutions. That means that, provided a quorum is present, for each of the resolutions to be passed, a simple majority (i.e., more than 50%) of the votes cast (whether in person or by proxy) must be cast in favour of the resolution. All resolutions at the AGM will be decided on a poll. You can order a paper copy of this notice or any other Company report free of charge at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials. Copies will also be available at the AGM.

Ordinary Resolutions

Proposal	Description
1(a) – (h)	Re-election to the Board of Directors of the Company of nominees Dr. Barry B. Siadat, Simon Turner, Aaron C. Davenport, Daniele Ferrari, Peter R. Huntsman, Heike van de Kerkhof, Vir Lakshman and Kathy D. Patrick. See notes on page 12.
2.	Receipt and adoption of the Company’s 2021 Annual Reports and Accounts. See notes on page 12.
3.	Approval of the Directors’ Remuneration Report as set out in the 2021 Annual Reports and Accounts. See notes on page 13.
4.	Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm in the U.S. for the year ending December 31, 2022. See notes on page 13.
5.	Re-appointment of Deloitte LLP as our U.K. statutory auditors, to hold office until the conclusion of the next annual general meeting of the shareholders. See notes on page 14.
6.	Authorisation for the Audit Committee to determine the U.K. statutory auditors’ remuneration for the financial year ending December 31, 2022. See notes on page 15.
7.	Authorisation for the Company and its subsidiaries (including any company that is or becomes a subsidiary at any time during which the period for which the accompanying resolution is effective) to make political donations and incur political expenditures. See notes on page 15.

Results of Votes

The results of polls taken on the resolutions at the AGM and any other information required by the Companies Act 2006 will be made available on the Company’s website (https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials) as soon as reasonably practicable following the AGM and for the required period thereafter.

BY ORDER OF THE BOARD

Russ R. Stolle Company Secretary April 25, 2022	Registered and head office Titanium House Hanzard Drive Wynyard Park, Stockton-On-Tees United Kingdom, TS22 5FD

NOTES REGARDING THE 2022 ANNUAL GENERAL MEETING

General

The 2022 Annual General Meeting (the “AGM”) of Venator Materials PLC (“Venator,” the “Company,” “us,” "we,” or “our”) will be held at 4:30 p.m. British Summer Time at the offices of Venator Materials PLC, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, United Kingdom, on June 6, 2022, and any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of 2022 AGM. Our board of directors (the "Board") is not aware of any other matters to be presented at the 2022 AGM.

The offices of the Company, as set forth above, shall constitute the principal meeting place, where the AGM shall take place. Please also note that certain members of the Board may not be physically present at this address for the AGM and in such case may attend the AGM via electronic means.

Actions to be taken

If you are a holder of ordinary shares in the Company and are planning to attend the AGM in person (or by way of corporate representative), please inform Kate Robertson at +1 (832) 663-4656 or ir@venatorcorp.com

If you are unable to attend the AGM in person, you can still vote on the resolutions by appointing a proxy. A form of proxy for use at the AGM is enclosed. You are advised to vote in accordance with the instructions printed on your form of proxy as soon as possible but in any event by no later than 11:59 p.m. Eastern Time on June 5, 2022.

Further information about how to vote and attend the AGM is given below.

The Board of Directors strongly encourages shareholders to exercise their votes by submitting their form of proxy in advance of the AGM and to appoint the individuals named herein as their proxy with their voting instructions.

Any person who participates at the AGM by way of arrangements described in this Notice of 2022 AGM will be deemed present at, and will count in the quorum for, the AGM.

The return of a completed form of proxy will not preclude a shareholder from attending the AGM in-person, should they subsequently decide to do so.

Foreign Private Issuer Status

The Company is incorporated under the laws of England and Wales and its shares are listed and trade on the New York Stock Exchange (‘‘NYSE’’), under the symbol ‘‘VNTR’’. As such, the Company is subject to the Companies Act 2006 (the ‘‘Act’’) under English law, U.S. securities laws and regulations and the listing standards of NYSE.

As of June 30, 2021, the Company is a “Foreign Private Issuer” under the applicable U.S. securities laws, and now files, discloses and reports consistent with U.S. securities laws applicable to a Foreign Private Issuer. As such, the form of this Notice of 2022 AGM is different from the “Notice of Annual General Meeting and Proxy Statement” which you would have received for previous years in which you were a shareholder of the Company.

Certain proposals on which you are being asked to vote are customary for public limited companies incorporated in England and Wales to present to shareholders at each annual general meeting. These proposals may be unfamiliar to shareholders accustomed to proxy statements (or the equivalent) for companies organized in the U.S. or other jurisdictions. Specifically, proposals 2 and 3, as well as proposals 5 through 7, are customary proposals for public limited companies incorporated in England and Wales and are mandated by English law.

Your vote is important to us and allows you to participate in the future of our company. We encourage you to read this Notice of 2022 AGM and the matters to be considered at the AGM, and to use this opportunity to take part in the affairs of our company by voting on the matters to be considered at the AGM.

NOTICE OF INTERNET AVAILABILITY

On or around April 25, 2022, we mailed a Notice of Internet Availability (“Internet Notice”) to our shareholders of record and beneficial owners who owned any of our ordinary shares at the close of business in New York on April 14, 2022. The Internet Notice contained instructions on how to access this Notice of 2022 AGM and the 2021 Annual Report and Accounts. If you received an Internet Notice by mail, you will not receive a printed copy of this Notice of 2022 AGM and accompanying materials in the mail unless you specifically request them. Instead, the Internet Notice instructs you on how to access and review the important information contained in the Notice of 2022 AGM and the 2021 Annual Report and Accounts. The Internet Notice also instructs you on how you may submit your vote online.

Shareholder questions

1.	WHAT IS THE PURPOSE OF THE AGM?

At the AGM, shareholders will vote upon the matters set forth in the Notice of 2022 AGM and further described in the “Ordinary Resolutions for 2022 Annual General Meeting” section on page 12 herein, and on any other matters properly presented at the AGM in accordance with our current Amended and Restated Articles of Association (the “Articles”). As of the date of this Notice of 2022 AGM, the Board is not aware of any other matters to be presented at the AGM. In addition, our management will be available to respond to questions from shareholders at the AGM.

Any shareholder of record attending the AGM has the right to ask questions. Shareholders are kindly asked to direct questions to the chair of the meeting and limit their questions to matters that relate directly to the business of the AGM. We must answer any questions asked by a shareholder of record attending the AGM relating to the business dealt with at the AGM unless to do so would: (i) interfere unduly with the business of the meeting; (ii) be undesirable in the interests of Venator or the good order of the meeting; (iii) involve the disclosure of confidential and/or commercially sensitive information; or (iv) be duplicative of information already provided on our website.

2.	WHAT IS INCLUDED IN THE NOTICE OF AGM?

The Notice of 2022 AGM and accompanying materials include: (1) the Notice of 2022 AGM; (2) the 2021 Annual Report and Accounts, including our directors’ remuneration report; and (3) the U.S. 2021 Annual Report on Form 20-F. The accompanying materials also include a proxy form for the AGM.

Shareholders are referred to the U.S. 2021 Annual Report on Form 20-F for financial and other information about our activities.

3.	HOW CAN I ACCESS SHAREHOLDER MATERIALS OVER THE INTERNET?

Your Internet Notice and form of proxy (as applicable) contain instructions on how to:

•	view the Notice of 2022 AGM and accompanying materials online at https://materials.proxyvote.com/G9329Z; and

•	instruct us to send future shareholder materials to you electronically by e-mail.

If you choose to access future shareholder materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access shareholder materials by e-mail will remain in effect until you terminate it.

4.	WHAT IS A PROXY?

A proxy is a person legally designated by you (amongst other shareholders) to vote the shares you own. A shareholder of record who is entitled to attend and vote at the AGM is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights as a shareholder and to speak and vote at the AGM. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy form. Simon Turner, our President and Chief Executive Officer, and Russ R. Stolle, our Executive Vice President, General Counsel, Chief Compliance Officer and Secretary, will serve as proxies for the AGM pursuant to the proxy card solicited by our Board. A form of proxy for use at the AGM is enclosed.

A shareholder of record is entitled to appoint more than one proxy in relation to the AGM (provided that each proxy is appointed to exercise the rights attached to different ordinary shares). Such proxy need not be a shareholder of record but must attend the AGM and vote as the shareholder of record instructs for such vote to be counted.

5.	WHAT IS THE RECORD DATE AND WHO IS ENTITLED TO VOTE AT THE AGM?

The record date for the AGM is April 14, 2022. Owners of record of our ordinary shares at the close of business on the record date are entitled to:

•	receive notice of the AGM; and

•	vote at the AGM and any adjournments or postponements in accordance with our Articles.

At the close of business in New York on April 14, 2022, there were 107,902,595 ordinary shares outstanding, each of which is entitled to one vote on each item of business to be considered at the AGM, unless otherwise restricted from voting in accordance with applicable law and/or the Articles.

Any corporate shareholder of record may, by resolution of its articles or other governing body, authorize another person to act as its representative at the AGM, and such authorized person will (on production of a certified copy of such resolution at the AGM) be entitled to exercise the same powers on behalf of the corporation as that corporation could exercise if it were an individual shareholder of the Company.

In the case of joint holders, the vote of the senior holder who submits a vote will be accepted to the exclusion of the vote of the other joint holders, with seniority determined by the order in which the names of the holders appear in the register of members of our transfer agent.

A list of shareholders entitled to vote at the AGM will be available for inspection at our principal executive offices at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, United Kingdom for 10 days prior to the AGM, during ordinary business hours, beginning on May 26, 2022. If you would like to review the shareholder list during ordinary business hours, please contact Venator Investor Relations at +1- 832-663-4656 or via email at ir@venatorcorp.com to schedule an appointment.

6.	HOW MANY VOTES ARE REQUIRED TO HOLD THE AGM?

The required quorum for the transaction of business at the AGM are shareholders entitled to cast at least the majority of the voting rights of the Company, represented in person or by proxy. Consequently, the presence, in person or by proxy, of the holders of at least 53,951,298 ordinary shares is required to establish a quorum at the AGM. Shares that are voted with respect to a particular matter are treated as being present at the AGM for purposes of establishing a quorum. Abstentions and broker non-votes (discussed below) will be counted as present and entitled to vote for purposes of determining a quorum at the AGM.

7.	WHO MAY ATTEND THE AGM?

All shareholders of record who owned ordinary shares at the close of business in New York on the record date, April 14, 2022, or their duly appointed proxies, may attend the AGM and any adjournments or postponements thereof, as may our invited guests. “Street name shareholders,” as described in Question 8 below, who owned ordinary shares at the close of business in New York on April 14, 2022, may also attend subject to the requirements set forth in Questions 8 and 9 below. Seating is limited and admission is on a first-come, first-served basis. If you attend the AGM, you will need to bring your Internet Notice or proxy form, a form of personal photo identification (such as a passport or driver’s license) and check in at the registration desk at the AGM. Please note that if you hold shares in “street name” (that is, in a brokerage account or through a bank or other nominee), you also will need to bring valid photo identification and a copy of a statement reflecting your share ownership as of April 14, 2022 or you will not be admitted.

8.	WHAT IS THE DIFFERENCE BETWEEN A SHAREHOLDER OF RECORD AND A SHAREHOLDER WHO HOLDS SHARES IN STREET NAME?

Most shareholders hold their shares through a broker, bank or other nominee (i.e., in street name) rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those held in street name.

•	Shareholders of Record. If your shares are registered directly in your name on the register of members with our transfer agent, you are considered, with respect to those shares, the “shareholder of record.” As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the AGM.

•	Street Name Shareholders. If your shares are held in a share brokerage account or by a bank or other nominee, you are considered, with respect to those shares, the beneficial owner of shares held in “street name,” and the Internet Notice or proxy materials are being forwarded to you by your broker, bank or other nominee, which is considered, with respect to those shares, the shareholder of record. You have the right to instruct your broker, bank or other nominee how to vote.

9.	WHAT DIFFERENT METHODS CAN I USE TO VOTE?

Shareholders of Record: Shareholders of record may (1) vote their shares in person at the AGM by completing a ballot at the AGM; or (2) submit a proxy to have their shares voted by one of the following methods:

•	By Internet. You may submit a proxy form electronically on the Internet by following the instructions provided on the proxy form or Internet Notice. Please have your proxy form or Internet Notice in hand when you log onto the website. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m., Eastern Daylight Time, on June 5, 2022.

•	By Mail. If you received a paper copy of the Notice of 2022 AGM and accompanying materials by mail, you may indicate your vote by completing, signing and dating your proxy form and returning it in the enclosed reply envelope to Vote Processing, c/o Broadridge, 51

Mercedes Way, Edgewood, New York, 11717. The proxy form must be received by June 5, 2022.

Street Name Shareholders: Street name shareholders may generally vote their shares or submit a proxy to have their shares voted by one of the following methods:

•	By the Methods Listed on the Voting Instruction Form. Please refer to the voting instruction form or other information forwarded by your bank, broker or other nominee to determine whether you may submit a proxy form by telephone or on the Internet, following the instructions provided by the record holder.

•	In Person. If you are a street name shareholder, you may vote in person at the AGM only if you obtain a legal proxy from your bank, broker or other nominee. Please consult the voting instruction form or other information sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the AGM.

SUBMITTING YOUR PROXY FORM VIA INTERNET, TELEPHONE OR MAIL DOES NOT AFFECT YOUR ABILITY TO VOTE IN PERSON AT THE AGM.

10.	WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS WHEN RETURNING MY PROXY FORM?

Shareholders of Record: A proxy form that is properly completed and submitted will be voted at the AGM in accordance with the instructions on the proxy form. If you are a shareholder of record and you indicate when voting on the Internet that you wish to vote as recommended by the Board, then your shares will be voted at the AGM in accordance with the Board’s recommendation on all matters presented for a vote at the AGM. Similarly, if you properly complete and submit a proxy form, but do not indicate any contrary voting instructions, your shares will be voted for a particular proposal or for all of the proposals in accordance with the Board’s recommendation. If any other business properly comes before the shareholders for a vote at the meeting, your shares will be voted at the discretion of your designated proxy. As at the date of this Proxy Statement, the Board knows of no matters, other than those previously described, to be presented for consideration at the 2022 AGM.

Street Name Shareholders: In some cases, your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Specifically, brokerage firms have the authority under NYSE rules to cast votes on certain “routine” matters if they do not receive instructions from the beneficial holder. For example, ratification of the appointment of the independent registered public accounting firm is considered a routine matter for which a brokerage firm may vote shares for which it has not received voting instructions. This is called a “broker discretionary vote.” When a proposal is not a routine matter and a brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a “broker non-vote.” Proposals 1(a)-(h), 3 and 7 are not considered routine matters. Therefore, if you are a street name shareholder and do not provide voting instructions to your broker with respect to these matters, it will result in a broker non-vote with respect to such proposals. Broker non-votes will have no effect on the outcome of these proposals.

11.	WHAT VOTES ARE NEEDED FOR EACH PROPOSAL TO PASS AND IS BROKER DISCRETIONARY VOTING ALLOWED?

Proposal		Vote Required	Broker Discretionary Vote Allowed
(1)(a)-(h)	Election of Directors	Majority of votes cast in person or by proxy and entitled to vote	No
(2)	Receipt and adoption of the 2021 Annual Report and Accounts	Majority of votes cast in person or by proxy and entitled to vote	No
(3)	Non-binding advisory vote on the Directors’ Remuneration Report for the year ended December 31, 2021	Majority of votes cast in person or by proxy and entitled to vote	No
(4)	Ratification of our Independent Registered Public Accounting Firm in the US for the year ending December 31, 2022	Majority of votes cast in person or by proxy and entitled to vote	Yes
(5)	Re-appointment of our U.K. Statutory Auditor	Majority of votes cast in person or by proxy and entitled to vote	Yes
(6)	Authorisation of the Board or the Audit Committee to Determine the Remuneration of our U.K. Statutory Auditor	Majority of votes cast in person or by proxy and entitled to vote	Yes
(7)	Authorisation of Venator and its Subsidiaries to Make Political Donations and Incur Political Expenditure	Majority of votes cast in person or by proxy and entitled to vote	No

In respect of Proposal 2 relating to the receipt and adoption of the 2021 Annual Report and Accounts, the non-binding advisory resolution in Proposal 3 relating to the directors’ remuneration report, and the ratification of our independent registered public accounting firm in the U.S. for the year ending December 31, 2022 in Proposal 4, the results of the vote are advisory and will not be legally binding on us. However, the Board values the opinions of our shareholders and will carefully consider the outcome of the advisory votes.

12.	HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

As noted above, abstentions and broker non-votes are counted for purposes of determining a quorum. For purposes of determining whether a proposal is approved, abstentions are not considered as votes cast and will have no effect on the outcome of a proposal. Broker non-votes are not considered as shares having voting power present in person or represented by proxy and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal.

13.	WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE AGM?

If you grant a proxy, the persons named as proxy holders will have discretion to vote your shares on any additional matters properly presented for a vote at the AGM. Under our Articles, the deadline for notifying us of any additional proposals to be presented at the AGM has passed and, accordingly, shareholders may not present proposals at the AGM.

14.	CAN I CHANGE MY VOTE AFTER SUBMITTING MY PROXY?

If you are a shareholder of record, you may revoke a previously submitted proxy at any time before the polls close at the AGM by:

•	voting again by telephone or through the Internet prior to 11:59 p.m. Eastern Daylight Time on June 5, 2022;

•	requesting, completing and mailing in a new paper form of proxy as outlined in the Internet Notice, which must be received by June 5, 2021;

•	giving written notice of revocation to our Corporate Secretary by mail to Corporate Secretary, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees TS22 5FD; or

•	attending the AGM and voting in person (merely attending the AGM will not revoke a prior submitted proxy).

Any written revocation or later dated proxy that is mailed must be received by the Corporate Secretary before the close of business in New York on June 5, 2022. Alternatively, you may hand deliver a written revocation notice or a later dated proxy to Venator’s Corporate Secretary at the AGM before voting begins.

If you are a street name shareholder, you must follow the instructions to revoke your proxy, if any, provided by your bank, broker or other nominee.

15.	WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE INTERNET NOTICE OR MORE THAN ONE SET OF SHAREHOLDER MATERIALS?

It means that you have multiple accounts with our transfer agent, Computershare, and/or brokers, banks or other nominees. Please vote all of your shares. We recommend that you contact Computershare and/or your broker, bank or other nominee (as applicable) to consolidate as many accounts as possible under the same name and address. If you have multiple accounts with Computershare that you want to consolidate, please submit your request by mail to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078, or by telephone at 1-866-644-4127. Computershare may also be reached through its website at www.computershare.com.

16.	WHERE CAN I FIND THE VOTING RESULTS OF THE AGM?

The preliminary voting results will be announced at the AGM. The results of the polls taken on the resolutions at the AGM will be checked by the scrutineer and, along with any other information required by the Act, made available on our website at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials as soon as reasonably practicable following the AGM and until our next annual general meeting.

INFORMATION ABOUT OUR Director Nominees

Presented below is information with respect to our eight director nominees to be elected as directors at this year’s AGM to serve until our 2023 Annual General Meeting. The information presented below for each director includes the specific experience, qualifications, attributes and skills that led us to the conclusion that such director should serve on the Board

Dr. Barry B. Siadat, age 68, was appointed as Chairman of the Board and a director of Venator in December 2020. Dr. Siadat serves as Co-Founder and Managing Director of SK Capital Partners, a private investment firm, a position he has held since December 2007. Dr. Siadat currently serves as Chairman of the Board for Ascend Performance Materials, Aristech Acrylics, Archroma and SI Group. Additionally, he serves on the Board of Directors of Mt. Sinai Hospital in Miami Beach. Dr. Siadat began his career at W.R. Grace & Co., where he held a number of technical, operating and executive positions, including Vice President, Corporate Technologies. In 1995, he joined AlliedSignal where he was Corporate Vice President and Chief Growth Officer and later President of Avient Technologies.

Simon Turner, age 58, has served as President and Chief Executive Officer and as a director since the second quarter of 2017. Mr. Turner served as Division President, Pigments & Additives, at Huntsman Corporation from November 2008 to August 2017, Senior Vice President, Pigments & Additives, from April 2008 to November 2008, Vice President of Global Sales from September 2004 to April 2008 and General Manager Co-Products and Director Supply Chain and Shared Services from July 1999 to September 2004. Prior to joining Huntsman Corporation, Mr. Turner held various positions with Imperial Chemical Industries PLC ("ICI").

Aaron C. Davenport, age 50, was appointed as a director of Venator in January 2021. Mr. Davenport serves as Managing Director of SK Capital Partners, a private investment firm, a position he has held since August 2010. Mr. Davenport currently serves and has previously served as chairman of the board of several privately held companies in the specialty chemicals and pharmaceutical industries. Prior to joining SK Capital Partners, Mr. Davenport was a Principal at Arsenal Capital Partners where he co-led Arsenal's healthcare investing efforts and served on the firm's Operating and Investment Committees. Mr. Davenport's professional career began in a general management role with CB Richard Ellis/Whittier Partners, where his leadership positions included Director of Business Strategy and Development. Mr. Davenport is a member of our Nominating and Corporate Governance Committee (the "Governance Committee").

Daniele Ferrari, age 60, was appointed as a director of Venator in August 2017. Mr. Ferrari also serves as a director of Huntsman Corporation. Mr. Ferrari currently serves as an independent Senior Advisor to SK Capital Partners, a position he has held since February 2021. Until December 2020, Mr. Ferrari was Chief Executive Officer of Versalis S.p.A., a chemical manufacturer, a position he held since March 2011. Mr. Ferrari has over 30 years of experience in the chemical industry, including as President of Huntsman Corporation's Performance Products division until January 2011 and in several business assignments at ICI in the U.K. Mr. Ferrari is the past President of CEFIC, the European counterpart of the American Chemistry Council, and formerly served as President of PlasticsEurope, an association of plastics manufacturers. Mr. Ferrari is a member of our Compensation Committee and our Governance Committee.

Peter R. Huntsman, age 59, was appointed as a director in the second quarter of 2017. Mr. Huntsman currently serves as Chairman of the Board, President and Chief Executive Officer of Huntsman Corporation and has served as a director of Huntsman Corporation and its affiliated companies since 1994. Prior to his appointment in July 2000 as CEO of Huntsman Corporation, Mr. Huntsman had served as its President and Chief Operating Officer since 1994. In 1987, after working for Olympus Oil since 1983, Mr. Huntsman joined Huntsman Polypropylene Corporation as Vice President before serving as Senior Vice President and General Manager. Mr. Huntsman has also served as Senior Vice President of Huntsman Chemical Corporation and as a Senior Vice President of Huntsman Packaging Corporation, a former subsidiary of Huntsman Corporation. Mr. Huntsman is a member of our Audit Committee.

Heike van de Kerkhof, age 59, was appointed as a director of Venator in January 2021. Ms. Van de Kerkhof serves as Chief Executive Officer and a member of the Board of Directors of Archroma Management GmbH, a global, diversified producer of specialty chemicals, a position she has held since January 2020. Prior to joining Archroma, Ms. van de Kerkhof served as Vice President BP Lubricants for the Western Hemisphere for BP Oil UK Ltd, an oil and gas company, from January 2018 to December 2019. She worked as Vice President Global Sales Titanium Technologies at Chemours International Operations Sarl, a fluor products and titanium dioxide company spun-off from DuPont, from July 2015 to December 2017. Previously, she held numerous leadership positions at DuPont International from 1989 to 2015. She currently serves as a non-executive director at OCI N.V., a publicly-traded global producer and distributor of nitrogen products and methanol based in the Netherlands. Ms. van de Kerkhof serves as chair of our Governance Committee and a member of our Compensation Committee.

Vir Lakshman, age 62, was appointed as a director of Venator in February 2021. Mr. Lakshman worked for KPMG in Germany from 1999 to July 2019, where he was Head of Chemicals and Life Sciences in Germany and a Deal Advisory Partner. Mr. Lakshman led several global due diligence transactions in the Chemicals and Life Sciences sector for both corporate and private equity clients. He also organized regular roundtables for chemical companies, enabling them to network and share best practices. He developed thought leadership in areas such as Digitalization and M&A. Prior to KPMG, Mr. Lakshman held senior positions at GE Capital, including that of CFO at Budapest Bank in Hungary, and worked for Coopers & Lybrand (now PwC) in the U.K. and in Germany. He is a U.K. Chartered Accountant. Mr. Lakshman is Chair of our Audit Committee.

Kathy D. Patrick, age 61, was appointed as a director in October 2017. Ms. Patrick is currently a partner in the Houston law firm of Gibbs & Bruns LLP, where she began her legal career in 1986 after graduating from Harvard Law School. Her legal practice is focused on complex commercial litigation, with an emphasis on securities law, creditor recovery litigation, and institutional investor litigation. Ms. Patrick has recovered over $20 billion for her clients, including successful settlements for clients in a number of landmark and high-profile corporate disputes. Ms. Patrick is Chair of our Compensation Committee and a member of our Audit Committee.

ORDINARY RESOLUTIONS FOR THE ANNUAL GENERAL MEETING

PROPOSALS 1(a)-(H)—ELECTION OF DIRECTORS

The size of the Board is currently set at eight, all of whom were previously elected to serve until the AGM. The Governance Committee has recommended, and the Board has unanimously nominated, Dr. Barry B. Siadat, Aaron C. Davenport, Daniele Ferrari, Peter R. Huntsman, Heike van de Kerkhof, Vir Lakshman, Kathy D. Patrick and Simon Turner for election as directors of our company. Each elected director will serve until our 2023 annual general meeting, until a successor is elected and qualified, or until his or her death, resignation or retirement (whichever is earlier). We did not pay any third-party fees to assist in the process of identifying or evaluating candidates nor did we receive any shareholder nominations for director.

The nominees receiving a majority of the votes cast at the AGM for the election of directors will be elected as directors. You may not cumulate your votes in the election of directors. Abstentions will be counted toward a quorum but will not affect the outcome of the vote on the election of a director. If you are a street name shareholder and you do not provide your brokerage firm with voting instructions, your brokerage firm may not cast votes with respect to the shares that you beneficially own. These broker non-votes will have no effect on the election of the director nominees.

Unless otherwise indicated, the persons named as proxies in the enclosed proxy form will vote FOR each of the following director nominees: Dr. Barry B. Siadat, Aaron C. Davenport, Daniele Ferrari, Peter R. Huntsman, Heike van de Kerkhof, Vir Lakshman, Kathy D. Patrick and Simon Turner. Although we have no reason to believe that any of the nominees will be unable to serve if elected, should any of the nominees become unable to serve prior to the AGM, the proxies will be voted for the election of such other persons as may be nominated by the Board.

THE BOARD RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH DIRECTOR NOMINEE.

PROPOSAL 2—NON-BINDING ADVISORY VOTE TO RECEIVE and adopt THE 2021 ANNUAL REPORT AND ACCOUNTS

Under the Act, we are required to present the 2021 Annual Report and Accounts at the AGM, which include the audited annual accounts of the Company and the related directors’ and auditor’s reports for the year ended December 31, 2021, and we are providing our shareholders at the AGM an opportunity to receive and adopt the Annual Report and Accounts. The 2021 Annual Report and Accounts will be delivered to the Registrar of Companies at Companies House in the U.K. following the AGM.

One or more representatives of Deloitte & Touche LLP are expected be available at the AGM to respond to relevant questions and, if they desire, will have an opportunity to make a statement.

The following resolution is submitted for shareholder vote at the AGM:

“RESOLVED, that the shareholders hereby approve, on an advisory basis, the receipt of Venator Materials PLC’s annual report and accounts for the year ended December 31, 2021, together with the reports of the directors and the auditor thereon.”

Please note that this vote is advisory and not binding on our company or the Board in any way.

THE BOARD RECOMMENDS A VOTE “FOR” THE RESOLUTION TO RECEIVE THE ANNUAL REPORT AND ACCOUNTS FOR YEAR ENDED DECEMBER 31, 2021.

PROPOSAL 3—NON-BINDING ADVISORY VOTE TO APPROVE THE DIRECTORS’ REMUNERATION REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

As a “quoted company” for the purposes of the Act, we are required to prepare a directors’ remuneration report to be included in our annual report and accounts, which describes how the remuneration policy approved by shareholders at the 2020 annual general meeting was implemented in the previous year.

The directors’ remuneration report is subject to an advisory shareholder vote on an annual basis, and we are asking our shareholders to approve, on a non-binding, advisory basis, the directors’ remuneration report for the year ended December 31, 2021. The directors’ remuneration report has been approved by, and signed on behalf of, the Board and will be delivered to the Registrar of Companies at Companies House in the U.K. following the AGM.

We encourage shareholders to read the directors’ remuneration report, which can be found on our website at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials.

The following resolution is submitted for shareholder vote at the AGM:

“RESOLVED, that the shareholders hereby approve, on an advisory basis, the directors’ remuneration report for the year ended December 31, 2021, as included in Venator Materials PLC’s annual report and accounts for the year ended December 31, 2021.”

Please note that this vote is advisory and not binding on our company or the Board in any way. Our directors’ entitlement to receive remuneration is not conditional on it and payments made or promised to directors will not have to be repaid, reduced, or withheld if the resolution is not passed.

The resolution and vote are a means of providing shareholder feedback to the Board. The Board values shareholders’ feedback and the Compensation Committee of the Board will review and consider the outcome of the vote in connection with its ongoing review of our executive director and non-executive director compensation programs.

THE BOARD RECOMMENDS A VOTE “FOR” THE RESOLUTION TO APPROVE THE DIRECTORS’ REMUNERATION REPORT FOR THE YEAR ENDED DECEMBER 31, 2021.

PROPOSAL 4—RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP to serve as our independent registered public accounting firm in the U.S. and to audit our consolidated financial statements for the financial year ending December 31, 2022. The Audit Committee has been advised by Deloitte & Touche LLP that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in the Company or any of its subsidiaries. Information concerning the services performed by Deloitte & Touche LLP, Deloitte LLP and affiliates and the fees for such services for 2021 and 2020 are set forth under “Fees Billed by Deloitte & Touche LLP, Deloitte LLP and Affiliates,” in our 2021 Annual Report on Form 20-F. As a matter of good corporate governance, the Audit Committee has determined to submit its selection of Deloitte & Touche LLP to shareholders for ratification.

The proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm in the U.S. will require approval by holders of a majority of the votes cast at the AGM. Abstentions will have no effect on this proposal. If you hold your shares in street name and do not provide timely voting instructions, your broker may exercise discretionary authority, thereby avoiding a broker non-vote.

If the selection of the independent registered public accounting firm is not ratified, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee may in its discretion direct the appointment of a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interest of our company and our shareholders.

One or more representatives of Deloitte & Touche LLP are expected to be available at the AGM to respond to appropriate questions and, if they desire, will have an opportunity to make a statement.

The following resolution is submitted for shareholder vote at the AGM:

“RESOLVED, that the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Venator Materials PLC in the U.S. for the year ending December 31, 2022 be, and it hereby is, ratified and approved.”

THE BOARD RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM IN THE U.S. FOR THE YEAR ENDING DECEMBER 31, 2022.

PROPOSAL 5—RE-APPOINTMENT OF OUR U.K. STATUTORY AUDITOR

The statutory auditor of an English-incorporated company is responsible for conducting the statutory audit of such company’s statutory accounts in accordance with the Act.

Under the Act, our U.K. statutory auditor must be appointed at each meeting at which the annual report and accounts are presented to shareholders. Our current U.K statutory auditor is Deloitte LLP, and our Audit Committee has approved their re-appointment to serve as our U.K. statutory auditor until the next annual general meeting of the Company. We are asking shareholders to approve the re-appointment of Deloitte LLP to hold office from the conclusion of the AGM until the next annual general meeting at which the annual report and accounts are laid.

The following resolution is submitted for shareholder vote at the AGM:

“RESOLVED, that the re-appointment of Deloitte LLP as Venator Materials PLC’s U.K. statutory auditor under the Act, to hold office from the conclusion of the AGM until the next annual general meeting at which the annual report and accounts are laid be, and it hereby is, approved.

If the re-appointment of Deloitte LLP as our U.K. statutory auditor is not approved at the AGM, the Board may in its discretion appoint a different auditor to fill the vacancy.

THE BOARD RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF DELOITTE LLP AS OUR U.K. STATUTORY AUDITOR TO HOLD OFFICE UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING AT WHICH THE ANNUAL REPORT AND ACCOUNTS ARE LAID.

PROPOSAL 6—AUTHORIZATION OF THE BOARD OR THE AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF DELOITTE LLP AS OUR U.K. STATUTORY AUDITOR

Under the Act, the remuneration of our U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting. Information concerning the services performed by Deloitte LLP, Deloitte & Touche LLP and affiliates and the fees for such services for 2021 and 2020 are set forth under “Fees Billed by Deloitte & Touche LLP, Deloitte LLP and Affiliates,” in our 2021 Annual Report on Form 20-F.

We are asking our shareholders to authorize the Board to determine the remuneration of Deloitte LLP in its capacity as our U.K. statutory auditor. It is proposed that, going forward, the Board would delegate this authority to determine the remuneration of our U.K. statutory auditor to the Audit Committee in accordance with the Board’s procedures and applicable law.

The following resolution is submitted for shareholder vote at the AGM:

“RESOLVED, that the directors on the board of, or the Audit Committee of, Venator Materials PLC be, and they hereby are, authorized to determine Deloitte LLP’s remuneration as Venator Materials PLC’s U.K. statutory auditor.”

THE BOARD RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF THE BOARD OR THE AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF DELOITTE LLP AS OUR U.K. STATUTORY AUDITOR.

PROPOSAL 7—AUTHORIZATION OF VENATOR AND ITS SUBSIDIARIES TO MAKE POLITICAL DONATIONS AND INCUR POLITICAL EXPENDITURES

Part 14 of the Act prohibits the Company and its subsidiaries from making a political donation to a political party, a political organization or an independent election candidate, or from incurring political expenditures, unless the donation or expenditure is authorized by way of a shareholder resolution.

We maintain a policy prohibiting donations to political organizations or incurring political expenditures without Board approval. However, because of the broad definition in the Act of matters constituting political donations and political expenditures, we nevertheless wish to ensure that neither our company, nor any company that is or becomes a subsidiary at any time during the period for which this resolution is effective, inadvertently makes a political donation or incurs political expenditures in breach of the Act. We are therefore asking shareholders to provide authorization as a precautionary measure and in order to avoid inadvertent infringement in the event of a donation or expenditure that would require prior shareholder approval under the Act.

This proposal does not purport to authorize any particular donation or expenditure but is expressed in general terms as required by the Act.

For the purposes of this proposal, “political donation,” “political parties,” “independent election candidates,” “political organization” and “political expenditure” have the meanings given to them in sections 363 to 365 of the Act.

The following resolution is submitted for shareholder vote at the AGM:

“RESOLVED, that Venator Materials PLC (and any company that is or becomes its subsidiary at any time during the period for which this resolution is effective), in accordance with sections 366 and 367 of the U.K. Companies Act 2006, be, and each hereby is, authorized to:

•	make political donations to political parties or independent election candidates not exceeding $150,000 in aggregate;

•	make political donations to political organizations other than political parties not exceeding $150,000 in aggregate; and

•	incur political expenditures not exceeding $150,000 in the aggregate,

during the period beginning on the date of the passing of this resolution and expiring at our next annual general meeting, provided that the maximum amounts referred to above may comprise sums in different currencies which shall be converted at such rate as our Board may, in their absolute discretion, determine to be appropriate.”

If this proposal is approved at the AGM, our company (and any company that is or becomes its subsidiary at any time during the period for which this resolution is effective) will be permitted to make political donations or to incur political expenditures up to the aggregate amounts identified above until our next annual general meeting of shareholders.

If this proposal does not receive the required shareholder approval at the AGM, we will continue to endeavor to ensure that our company and our subsidiaries do not inadvertently commit any breaches of Part 14 of the Act.

THE BOARD RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF VENATOR AND ITS SUBSIDIARIES TO MAKE POLITICAL DONATIONS AND INCUR POLITICAL EXPENDITURES.

ADDITIONAL INFORMATION

Notes:

1.	The proposed resolutions will be put to vote on a poll. On a poll, each shareholder has one vote for every share held.

2.	Shareholders of record may (1) vote their shares in person at the AGM by completing a ballot at the AGM; or (2) submit a proxy to have their shares voted by one of the following methods:

•	By Internet. You may submit a proxy form electronically on the Internet by following the instructions provided on the proxy form or Internet Notice. Please have your proxy form or Internet Notice in hand when you log onto the website. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m., Eastern Daylight Time, on June 5, 2022.

•	By Mail. If you received a paper copy of the Notice of 2022 AGM and accompanying materials by mail, you may indicate your vote by completing, signing and dating your proxy form and returning it in the enclosed reply envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York, 11717. The proxy form must be received by June 5, 2022.

3.	A copy of any power of attorney under which the form of proxy is signed must (i) in the case of paper copy proxy forms, be delivered with the form or (ii) in the case of proxy forms submitted electronically, be sent to CorporateSecretary@venatorcorp.com, in each case not less than 48 hours before the time of the AGM.

4.	Submission of a proxy vote shall not preclude a member from attending and voting in person at the AGM in respect of which the proxy is appointed or at any adjournment thereof.

5.	Any member entitled to attend, speak and vote at the AGM may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s transfer agent, Computershare Trust Company, N.A., at P.O. Box 43078, Providence, RI 02940-3078.

6.	We are required under the applicable U.S. rules to deliver a proxy to all of our shareholders. To facilitate the distribution of materials to, and the voting process for, our beneficial shareholders, we retain Broadridge Financial Solutions, Inc. as our proxy service provider in the U.S. Broadridge performs a number of processing functions for us, including distributing proxy materials by mail or electronically and collecting voting instructions.

7.	In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

8.	In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the

Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

9.	Under Section 527 of the Act, members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the CA 2006.

10.	The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the CA 2006. Where the Company is required to place a statement on a website under Section 527 of the CA 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the CA 2006, to publish on a website.

11.	Copies of Mr. Turner’s employment agreement will be available for inspection at the registered office of the Company at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD during normal business hours on any weekday (public holidays excepted) from the date of this Notice of 2022 AGM until the date of the AGM, and at the place of the AGM for one hour before the meeting and at the meeting itself.

12.	Except as set out in the notes to this Notice of 2022 AGM, any communication with the Company in relation to the AGM, including in relation to proxies, should be sent to Kate Robertson at +1 (832) 663-4656 or ir@venatorcorp.com.

13.	You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated herein.